SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
  THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION ON DUTY TO FILE REPORTS
     UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                       Commission File Number: 333-07429
                                               333-07429-01


                      Remington Products Company, L.L.C.
                            Remington Capital Corp.
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           (Exact name of registrant as specified in their charters)


         60 Main Street, Bridgeport, Connecticut 06604, (203)367-4400
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      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                11% Series B Senior Subordinated Notes Due 2006
                11% Series D Senior Subordinated Notes Due 2006
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           (Title of each class of securities covered by this Form)


                                     None
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)      |_|            Rule 12h-3(b)(1)(i)       |x|
   Rule 12g-4(a)(1)(ii)     |_|            Rule 12h-3(b)(1)(ii)      |_|
   Rule 12g-4(a)(2)(i)      |_|            Rule 12h-3(b)(2)(i)       |_|
   Rule 12g-4(a)(2)(ii)     |_|            Rule 12h-3(b)(2)(ii)      |_|
                                           Rule 15d-6                |_|


Approximate number of holders of record as of the certification or notice date: less than 56

Pursuant to the requirements of the Securities Exchange Act of 1934, Remington Products Company, L.L.C. and Remington Capital Corp. have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.


Date:  October 14, 2003

Remington Products Company, L.L.C.             Remington Capital Corp.


By: /s/ James T. Lucke                         By: /s/ James T. Lucke
Name:  James T. Lucke                          Name:  James T. Lucke
Title: Secretary & Treasurer                   Title: Secretary & Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.